SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                           S C H E D U L E   13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                     PAREXEL INTERNATIONAL CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
                      (Title of Class of Securities)

                               699462107
                              (CUSIP Number)
                                               Copy to:

The Joseph Eagle 1989 Settlement     Joel M. Walker, Esq.
Sir Walter Raleigh House             Breslow & Walker, LLP
48/50 Esplanade                      767 Third Avenue
St. Helier, Jersey JE1 4HH           New York, New York 10017
Telephone 011 441 534 505905         Telephone (212) 832-1930

              (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                               August 19, 1998
           (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13-d-1(g), check the following
space     .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                     (Continued on following page(s))

CUSIP
No.  699462107                                             13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
                             The Joseph Eagle 1989 Settlement

    2Check the Appropriate Box if a Member of a Group*    (a)   [ ]

                                                (b)   [ ]

   3
SEC Use Only
C

 4Source of Funds*          OO

    5Check Box if Disclosure of Legal Proceedings is Required  [ ]

 6Citizenship or Place of Organization
             Jersey, Channel Islands

      Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        With
7Sole Voting Power
      1,582,666 shares

 6.4%
8Shared Voting Power
      None

0%
9Sole Dispositive Power
      1,582,666 shares

 6.4%

Shared Dispositive Power
      None

0%
Aggregate Amount Beneficially Owned By Each Reporting Person
                                                      1,582,666 shares

12Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares    [ ]
   13
Percent of Class Represented by Amount in Row (11)
                                                             6.4%
C

14Type of Reporting Person*
                                            OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP
No.  699462107                                             13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
                                                   Terence A. Le Sueur

    2Check the Appropriate Box if a Member of a Group*  (a)  [ ]

                                       (b)   [ ]

   3
SEC Use Only

    4Source of Funds*    OO

   5
Check Box if Disclosure of Legal Proceedings is Required   [ ]
C

 6Citizenship or Place of Organization      United Kingdom

      Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        With
7Sole Voting Power
     None
 0%
8Shared Voting Power
     1,582,666 shares
 6.4%
9Sole Dispositive Power
     None

 0%

Shared Dispositive Power
     1,582,666 shares
6.4%

11Aggregate Amount Beneficially Owned By Each Reporting Person
                                                      1,582,666 shares
C

12Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares* [ ]
C

13Percent of Class Represented by Amount in Row (11)

                                 6.4%
C

14Type of Reporting Person*
                                            IN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP
No.  699462107                                             13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
           Raleigh Nominees Limited (formerly Contra Nominee Limited)
C

 2Check the Appropriate Box if a Member of a Group*
             (a)   [ ]
             (b)   [ ]
 3SEC Use Only
C

 4Source of Funds*          OO
C

 5Check Box if Disclosure of Legal Proceedings is Required   [ ]

    6Citizenship or Place of Organization    Jersey, Channel Islands

      Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        With
7Sole Voting Power
        None
 0%
8Shared Voting Power
       1,582,666 shares                  6.4%

   9
Sole Dispositive Power

        None                                                     0%

   10
Shared Dispositive Power
       1,582,666 shares

 6.4%

11Aggregate Amount Beneficially Owned By Each Reporting Person
                                                      1,582,666 shares

   12Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares*  [ ]
   13
Percent of Class Represented by Amount in Row (11)
                                            6.4%
   14
Type of Reporting Person*
                                            CO
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP
No.  699462107                                             13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
                                                     LSI Holdings Limited
C

 2Check the Appropriate Box if a Member of a Group*
            (a)   [ ]
            (b)   [ ]

   3
SEC Use Only
C

 4Source of Funds*          OO
C

 5Check Box if Disclosure of Legal Proceedings is Required    [ ]
C

 6Citizenship or Place of Organization    Jersey, Channel Islands

      Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        With
7Sole Voting Power
        None                             0%

   8
Shared Voting Power
       1,582,666 shares                           6.4%

   9
Sole Dispositive Power

        None                                            0%
C

10Shared Dispositive Power

       1,582,666 shares                          6.4%
C

11Aggregate Amount Beneficially Owned By Each Reporting Person

                                                      1,582,666 shares
C

12Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares  [ ]
C

13Percent of Class Represented by Amount in Row (11)
                                        6.4%
C

14Type of Reporting Person*
                                            CO
                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 (this "Amendment") to the
Schedule 13D, dated March 1, 1998 (the "Schedule"), pertains to the reporting persons' ownership of certain securities of PAREXEL International Corporation (the
"Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed to them in the Schedule.

          This Amendment is filed in accordance with Rule
13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It refers only to information which has materially changed since the filing of the Schedule.

ITEM 2.            Identity and Background

          1.  (a)  The Joseph Eagle 1989 Settlement.

              (b)  Address:
                       Sir Walter Raleigh House
                       48/50 Esplanade
                       St. Helier, Jersey JE1 4HH

          2.  (a)  Terence Le Sueur.

              (b)  Address:
                       Sir Walter Raleigh House
                       48/50 Esplanade
                       St. Helier, Jersey JE1 4HH

          3.  (a)  Raleigh Nominees Limited (formerly Contra
Nominees Limited).

              (b)  Address:
                       Sir Walter Raleigh House
                       48/50 Esplanade
                       St. Helier, Jersey JE1 4HH

          4.  (a)  LSI Holdings Limited.

              (b)  Address:
                       Sir Walter Raleigh House
                       48/50 Esplanade
                       St. Helier, Jersey JE1 4HH

          5.  (a)  Edward James Noel.

              (b)  Address:
                       Sir Walter Raleigh House
                       48/50 Esplanade
                       St. Helier, Jersey JE1 4HH

          6.  (a)  Richard Ernest Giles Ireson.

              (b)  Address:
                       Sir Walter Raleigh House
                       48/50 Esplanade
                       St. Helier, Jersey JE1 4HH

          7.  (a)  James Samuel Colclough.

              (b)  Address:
                       Sir Walter Raleigh House
                       48/50 Esplanade
                       St. Helier, Jersey JE1 4HH


ITEM 3.       Source and Amount of Funds or Other
Consideration.

              The Trust received the 192,841 shares of Common Stock that had been held back by the Issuer pursuant to the terms of the Acquisition Agreement.


ITEM 5.       Interests in Securities of the Issuer.

              (c) The following list sets forth the aggregate number and percentage (based on 24,791,879 shares of Common Stock outstanding as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2 as of January 31, 1999:




                            Shares of                  Percentage of Shares
                            Common Stock               of Common Stock
Name                        Beneficially Owned         Beneficially Owned
The Trust                   1,582,666                        6.4%
Terence Le Sueur            1,582,666                        6.4%
Raleigh Nominees
 Limited                    1,582,666                        6.4%
LSI Holdings Limited        1,582,666                        6.4%
Edward Noel                     0                              0%
Richard Ireson                  0                              0%
James Colclough                 0                              0%

              (d) The Trust has sole power to vote 1,582,666 shares of Common Stock, and the sole power to dispose of 1,582,666 shares of Common Stock.

                   By virtue of being a trustee of the Trust, Terence Le Sueur may be deemed to have shared power to vote 1,582,666 shares of Common Stock, and shared power to dispose of 1,582,666 shares of Common Stock.

                   By virtue of being a trustee of the Trust, Raleigh Nominees Limited may be deemed to have shared power to vote 1,582,666 shares of Common Stock, and shared power to dispose of 1,582,666 shares of Common
Stock.

                   By virtue of being the sole stockholder of Raleigh Nominees Limited, LSI Holdings Limited may be deemed to have shared power to vote 1,582,666 shares of Common Stock, and shared power to dispose of 1,582,666 shares of Common Stock.

              (e)  The following is a description of all
transactions in Common Stock by the persons identified in
Item 2 effected since the filing of the Schedule.

                                     Purchase     Number of
                                     or           Shares         Purchase
                  Name of            Sale         Purchased      or Sale
                  Shareholder        Date         or (Sold)      Price

                  The Trust          6/3/98       (14,642)       $27.94
                                     6/5/98       (116,100)      $27.252
                                     8/14/98      (5,000)        $33.00
                                     8/17/98      (2,000)        $33.00
                                     8/18/98      (38,500)       $32.75
                                     8/18/98      (10,000)       $32.8125
                                     8/18/98      (2,500)        $32.875
                                     8/18/98      (7,000)        $33.00
                                     8/18/98      (25,000)       $33.25
                                     8/19/98      (40,000)       $33.50
                                     8/25/98      (20,000)       $33.50
                                     9/8/98       (40,000)       $33.00
                                     12/1/98      (25,000)       $26.00


                   The Trust sold the shares on the NASDAQ
National Market System through a broker.



                                 Signature

                   After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment is true, complete, and correct.

Date: February 1, 1999

/s/ Terence Le Sueur
Terence Le Sueur, individually, as Trustee
on behalf of the Trust, and as director of
Raleigh Nominees Limited and LSI Holdings
Limited.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).